Cup o' Co LLC (the "Company") a Delaware Company

Financial Statements

**For the fiscal year ended December 31, 2023 and 2024**

# CUP O CO LLC

## Balance Sheet

As of December 31, 2024

|  | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| 10100 Fidelity Checking Account (7565) | 128,620.19 |
| **Total Bank Accounts** | **$128,620.19** |
| Accounts Receivable | |
| 11000 Accounts Receivable (A/R) | 10,670.76 |
| **Total Accounts Receivable** | **$10,670.76** |
| Other Current Assets | |
| 13000 Inventory Asset | 0.00 |
| 13100 Product - KIF/Shack | 3,741.36 |
| 13102 Product - BTR | 42.76 |
| 13200 Packaging | 2,004.30 |
| 13300 Direct Labor | 4,231.30 |
| **Total 13000 Inventory Asset** | **10,019.72** |
| 13500 Consigned Inventory | 4,435.20 |
| 14000 Prepaid Expenses | |
| 14050 Prepaid Expense - Security Deposits | 8,100.00 |
| 14060 Prepaid Expense - Legal & Professional | 0.00 |
| **Total 14000 Prepaid Expenses** | **8,100.00** |
| 14700 Undeposited Funds | 0.00 |
| 17000 Brokerage Account - Mariner Advisors (7565) | 0.00 |
| 19000 Uncategorized Asset | 0.00 |
| **Total Other Current Assets** | **$22,554.92** |
| **Total Current Assets** | **$161,845.87** |
| Fixed Assets | |
| 15000 Fixed Assets | |
| 15100 Office Furniture & Fixtures | 617.54 |
| 15110 Office Furniture & Fixtures - Shack | 489.46 |
| 15200 Equipments | 52,365.11 |
| 15210 Equipments - Shack | 805.26 |
| 15300 Small Tools and Equipment | 1,810.52 |
| 15900 Accumulated Depreciation | -35,090.22 |
| **Total 15000 Fixed Assets** | **20,997.67** |
| 16000 Intangible Assets | |
| 16300 Organizational Costs | 4,656.82 |
| 16900 Accumulated Amortization | -4,656.82 |
| **Total 16000 Intangible Assets** | **0.00** |
| **Total Fixed Assets** | **$20,997.67** |
| **TOTAL ASSETS** | **$182,843.54** |

# CUP O CO LLC

## Balance Sheet

### As of December 31, 2024

| | TOTAL |
|---|---|
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| 20000 Accounts Payable (A/P) | 1,831.33 |
| **Total Accounts Payable** | **$1,831.33** |
| Credit Cards | |
| 21000 Capital One Credit Card (5548) | 2,542.83 |
| **Total Credit Cards** | **$2,542.83** |
| Other Current Liabilities | |
| 21550 Employee benefits payable | 0.00 |
| 22000 Sales Tax Payable | 0.00 |
| 22050 Sales Tax Payable - CA | 56.96 |
| **Total 22000 Sales Tax Payable** | **56.96** |
| Out Of Scope Agency Payable | 0.00 |
| **Total Other Current Liabilities** | **$56.96** |
| **Total Current Liabilities** | **$4,431.12** |
| Long-Term Liabilities | |
| 28100 Notes Payable- BFHC | 0.00 |
| 28200 Note Payable - Brown Cow | 0.00 |
| **Total Long-Term Liabilities** | **$0.00** |
| **Total Liabilities** | **$4,431.12** |
| Equity | |
| 30000 Opening Balance Equity | 778.50 |
| 30100 Member's Equity - Caroline | 436,826.22 |
| 31000 Member's Draw - Caroline | -16,095.29 |
| 32000 SAFE Notes Outstanding | |
| 32001 SAFE - Brown Cow | 300,000.00 |
| **Total 32000 SAFE Notes Outstanding** | **300,000.00** |
| 39000 Retained Earnings | -327,388.40 |
| Net Income | -215,708.61 |
| **Total Equity** | **$178,412.42** |
| **TOTAL LIABILITIES AND EQUITY** | **$182,843.54** |

# CUP O CO LLC

## Balance Sheet

As of December 31, 2023

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| 10100 Fidelity Checking Account (7565) | 4,612.39 |
| **Total Bank Accounts** | **$4,612.39** |
| Accounts Receivable | |
| 11000 Accounts Receivable (A/R) | 11,184.05 |
| **Total Accounts Receivable** | **$11,184.05** |
| Other Current Assets | |
| 13000 Inventory Asset | 0.00 |
| 13100 Product - KIF/Shack | 4,871.53 |
| 13200 Packaging | 3,981.50 |
| 13300 Direct Labor | 902.50 |
| **Total 13000 Inventory Asset** | **9,755.53** |
| 13500 Consigned Inventory | 4,435.20 |
| 14000 Prepaid Expenses | |
| 14050 Prepaid Expense - Security Deposits | 7,860.00 |
| **Total 14000 Prepaid Expenses** | **7,860.00** |
| 14700 Undeposited Funds | 324.00 |
| 17000 Brokerage Account - Mariner Advisors (7565) | 0.00 |
| 19000 Uncategorized Asset | 0.00 |
| **Total Other Current Assets** | **$22,374.73** |
| **Total Current Assets** | **$38,171.17** |
| Fixed Assets | |
| 15000 Fixed Assets | |
| 15100 Office Furniture & Fixtures | 0.00 |
| 15200 Equipments | 44,134.21 |
| 15300 Small Tools and Equipment | 1,810.52 |
| 15900 Accumulated Depreciation | -32,005.39 |
| **Total 15000 Fixed Assets** | **13,939.34** |
| 16000 Intangible Assets | |
| 16300 Organizational Costs | 4,656.82 |
| 16900 Accumulated Amortization | -4,656.82 |
| **Total 16000 Intangible Assets** | **0.00** |
| **Total Fixed Assets** | **$13,939.34** |
| **TOTAL ASSETS** | **$52,110.51** |

# CUP O CO LLC

## Balance Sheet

As of December 31, 2023

|  | TOTAL |
|---|---:|
| **LIABILITIES AND EQUITY** |  |
| Liabilities |  |
| Current Liabilities |  |
| Accounts Payable |  |
| 20000 Accounts Payable (A/P) | 0.00 |
| **Total Accounts Payable** | **$0.00** |
| Credit Cards |  |
| 21000 Capital One Credit Card (5548) | 2,957.47 |
| **Total Credit Cards** | **$2,957.47** |
| Other Current Liabilities |  |
| 22000 Sales Tax Payable |  |
| 22050 Sales Tax Payable - CA | 86.18 |
| **Total 22000 Sales Tax Payable** | **86.18** |
| **Total Other Current Liabilities** | **$86.18** |
| **Total Current Liabilities** | **$3,043.65** |
| Long-Term Liabilities |  |
| 28100 Notes Payable- BFHC | 0.00 |
| 28200 Note Payable - Brown Cow | 0.00 |
| **Total Long-Term Liabilities** | **$0.00** |
| **Total Liabilities** | **$3,043.65** |
| Equity |  |
| 30000 Opening Balance Equity | 0.00 |
| 30100 Member's Equity - Caroline | 254,216.22 |
| 31000 Member's Draw - Caroline | -17,695.29 |
| 32000 SAFE Notes Outstanding |  |
| 32001 SAFE - Brown Cow | 140,000.00 |
| **Total 32000 SAFE Notes Outstanding** | **140,000.00** |
| 39000 Retained Earnings | -193,946.39 |
| Net Income | -133,507.68 |
| **Total Equity** | **$49,066.86** |
| **TOTAL LIABILITIES AND EQUITY** | **$52,110.51** |

# CUP O CO LLC

## Profit and Loss

### January - December 2024

|  | TOTAL |
|---|---:|
| Income |  |
|   40000 Sales |  |
|    40050 Gross Sales |  |
|     40051 Airgoods | 7,151.44 |
|     40052 Faire | 9,874.07 |
|     40055 Pod Foods Sales | 4,572.09 |
|     40056 Website Sales | 5,332.73 |
|     40058 Wholesale - Cans | 20,512.32 |
|     40059 Square Sales | 986.31 |
|     40060 Sales at Shack | 1,054.04 |
|     40061 Shoreline Sales | 6,048.00 |
|     Kans, Foundation Foods | 36,996.60 |
|   **Total 40050 Gross Sales** | **92,527.60** |
|    40100 Shipping Income | 2,931.84 |
|    Discounts given | -1,503.70 |
|   **Total 40000 Sales** | **93,955.74** |
|    41000 Sales Discount | -14.11 |
|    41050 Product Discounts | -3,880.82 |
|   **Total 41000 Sales Discount** | **-3,894.93** |
|    42000 Sales Refunds & Allowances | -244.80 |
|    44000 Slotting & Freefill | -400.00 |
| **Total Income** | **$89,416.01** |
| Cost of Goods Sold |  |
|   50000 Cost of Goods Sold |  |
|    50100 KIF Product | 20,796.72 |
|    50150 Inbound Freight and Duties | 356.50 |
|    50200 Packaging | 11,141.10 |
|    50300 Direct Labor | 23,520.10 |
|    50700 Other COGS | 332.44 |
|    50800 Damages | -61.65 |
|    50900 Inventory Shrinkage & Adjustment | 11,821.89 |
|    50910 Inventory Shrinkage & Adjustment-Shack Sales | 362.88 |
|    50950 Plant & M/c Production Maintenance | 37.81 |
|   **Total 50000 Cost of Goods Sold** | **68,307.79** |
| **Total Cost of Goods Sold** | **$68,307.79** |
| **GROSS PROFIT** | **$21,108.22** |

# CUP O CO LLC

## Profit and Loss
### January - December 2024

|  | TOTAL |
|---|---:|
| Expenses | |
| 60000 Selling & Fulfillment Expenses | |
| 60050 Outbound Freight & Shipping | 10,612.89 |
| 60051 Shipping Supplies | 3,170.07 |
| 60450 Merchant Fees | |
| 60451 Melio Credit card fee | 12.60 |
| 60452 QuickBooks Payments Fees | 1,240.81 |
| 60453 Square Fees | 75.73 |
| 60454 Stripe Fees | 344.89 |
| 60455 Airgoods Commission | 374.50 |
| 60456 Faire Commission | 1,162.49 |
| 60457 PoD Fees | 1,623.11 |
| **Total 60450 Merchant Fees** | **4,834.13** |
| 60560 Fementation Workshop Expense | 307.27 |
| **Total 60000 Selling & Fulfillment Expenses** | **18,924.36** |
| 61000 Advertising/Marketing | 5,576.43 |
| 61050 Brand Marketing | 355.38 |
| 61060 Branding | 12,583.76 |
| 61100 Customer Samples | 2,717.12 |
| 61101 Customer Samples - Shack | 228.48 |
| 61110 Donations | 3,445.12 |
| 61111 Donations - Shack | 237.44 |
| **Total 61050 Brand Marketing** | **19,567.30** |
| 61300 Retail Marketing | |
| 61320 In-Store Demos | 943.04 |
| 61321 In-Store Demos - Shack | 44.80 |
| 61330 Tradeshow Events | 2,315.00 |
| 61340 Retail Onboarding Package | 291.20 |
| **Total 61300 Retail Marketing** | **3,594.04** |
| 61500 Marketing - Website Expense | 329.40 |
| 61550 Kif Events | 117.81 |
| 61650 Merch/SWAG | 100.98 |
| **Total 61000 Advertising/Marketing** | **29,285.96** |
| 62000 Product Development Cost | |
| 62100 GutHut  Product Testing | 2,770.00 |
| 62170 Product Development Educational Content | 995.00 |
| **Total 62000 Product Development Cost** | **3,765.00** |
| 63000 Legal & Professional Services | 20,207.01 |
| 63050 Legal | 85.00 |
| **Total 63000 Legal & Professional Services** | **20,292.01** |

# CUP O CO LLC

## Profit and Loss

### January - December 2024

| | TOTAL |
|---|---:|
| 64000 Payroll Expenses | |
| 64051 Salaries & Wages - Amilcar | 0.00 |
| 64055 Salaries & Wages - Robert | 0.00 |
| 64100 Payroll Taxes | 0.00 |
| 64200 Contractors | 63,137.27 |
| 64300 Payroll Processing Fee | 967.01 |
| **Total 64000 Payroll Expenses** | **64,104.28** |
| 65000 Rent & Utilities | |
| 65050 Rent & Lease | 68,146.26 |
| 65051 Rent & Lease - Shacks | 6,219.85 |
| 65150 Repairs & Maintenance | 1,208.56 |
| **Total 65000 Rent & Utilities** | **75,574.67** |
| 66000 Other G&A | |
| 66050 Software Expenses | 50.00 |
| 66100 Bank Charges & Fees | 95.00 |
| 66150 Insurance | 3,870.08 |
| 66200 Office Supplies & Expense | 11,243.31 |
| 66350 Dues & Subscriptions | 245.00 |
| 66400 Travel | 2,271.45 |
| 66410 Travel - Airlines | 2,251.85 |
| 66420 Travel- Lodging | 35.00 |
| 66430 Travel - Ground Transportation | 1,359.46 |
| 66440 Travel - Parking | 12.62 |
| 66450 Travel Meals (50% Deductible) | 2,928.72 |
| **Total 66400 Travel** | **8,859.10** |
| 66700 Bad Debt Expense | 680.09 |
| **Total 66000 Other G&A** | **25,042.58** |
| Membership & Subscription | 520.00 |
| **Total Expenses** | **$237,508.86** |
| NET OPERATING INCOME | **$ -216,400.64** |
| Other Income | |
| 70000 Other Income | 5,332.15 |
| Other Miscellaneous Income | 0.00 |
| **Total Other Income** | **$5,332.15** |
| Other Expenses | |
| 80000 Interest & Financing Expense | 624.66 |
| 81000 Taxes | |
| 81100 State Income & Franchise Tax Expense | 800.00 |
| 81101 Sales Tax | 128.63 |
| **Total 81000 Taxes** | **928.63** |
| 82000 Depreciation Expense | 3,084.83 |

# CUP O CO LLC

## Profit and Loss

January - December 2024

|  | TOTAL |
|---|---|
| Other General & Administration |  |
| Travel - Parking | 2.00 |
| **Total Other General & Administration** | **2.00** |
| **Total Other Expenses** | **$4,640.12** |
| NET OTHER INCOME | **$692.03** |
| NET INCOME | **$ -215,708.61** |

# CUP O CO LLC

## Profit and Loss

### January - December 2023

| | TOTAL |
|---|---|
| Income | |
| 40000 Sales | 2,021.35 |
| 40050 Gross Sales | 10,983.73 |
| 40051 Airgoods | 1,136.36 |
| 40052 Faire | 9,737.49 |
| 40053 FM/Event Sales | 2,217.09 |
| 40055 Pod Foods Sales | 13,533.58 |
| 40056 Website Sales | 1,766.44 |
| 40057 Wholesale - Bottles | 14,832.00 |
| 40058 Wholesale - Cans | 35,950.50 |
| **Total 40050 Gross Sales** | **90,157.19** |
| Sales Refunds & Allowances | -99.00 |
| **Total 40000 Sales** | **92,079.54** |
| 41000 Sales Discount | |
| 41050 Product Discounts | -156.60 |
| 41100 Promotional Allowances | -8,531.55 |
| **Total 41000 Sales Discount** | **-8,688.15** |
| 44000 Slotting & Freefill | -7,900.00 |
| 46000 Workshop Income | 3,498.97 |
| Sales of Product Income | 0.00 |
| **Total Income** | **$78,990.36** |
| Cost of Goods Sold | |
| 50000 Cost of Goods Sold | 34,758.05 |
| 50150 Inbound Freight and Duties | 3,948.05 |
| 50450 Purchase of Raw Materials | |
| 50454 R/M- Cans | 0.00 |
| **Total 50450 Purchase of Raw Materials** | **0.00** |
| 50700 Other COGS | 3,196.20 |
| 50900 Inventory Shrinkage & Adjustment | -30,549.01 |
| 50950 Plant & M/c Production Maintenance | 3,654.88 |
| **Total 50000 Cost of Goods Sold** | **15,008.17** |
| **Total Cost of Goods Sold** | **$15,008.17** |
| GROSS PROFIT | **$63,982.19** |
| Expenses | |
| 60000 Selling & Fulfillment Expenses | |
| 60050 Outbound Freight & Shipping | 3,894.20 |
| 60051 Shipping Supplies | 2,546.18 |
| 60450 Merchant Fees | |
| 60452 QuickBooks Payments Fees | 904.28 |
| 60457 PoD Fees | 8,440.39 |
| **Total 60450 Merchant Fees** | **9,344.67** |

|  | TOTAL |
|---|---|
| 60560 Fementation Workshop Expense | 2,048.56 |
| **Total 60000 Selling & Fulfillment Expenses** | **17,833.61** |
| 61000 Advertising/Marketing | 883.85 |
| 61050 Brand Marketing | |
| 61060 Branding | 4,478.43 |
| 61100 Customer Samples | 5,598.24 |
| 61110 Donations | 32.24 |
| **Total 61050 Brand Marketing** | **10,108.91** |
| 61300 Retail Marketing | |
| 61320 In-Store Demos | 1,012.17 |
| 61330 Tradeshow Events | 702.00 |
| 61340 Retail Onboarding Package | 230.00 |
| **Total 61300 Retail Marketing** | **1,944.17** |
| 61500 Marketing - Website Expense | 3,926.98 |
| 61550 Kif Events | 2,503.09 |
| 61600 Event Supplies | 330.03 |
| 61650 Merch/SWAG | 263.73 |
| **Total 61000 Advertising/Marketing** | **19,960.76** |
| 62000 Product Development Cost | 41.02 |
| 62100 GutHut  Product Testing | 1,055.93 |
| 62160 Product Development Awards & Grants | 30.00 |
| 62170 Product Development Educational Content | 1,613.00 |
| **Total 62000 Product Development Cost** | **2,739.95** |
| 63000 Legal & Professional Services | 3,831.00 |
| 63050 Legal | 4,500.00 |
| **Total 63000 Legal & Professional Services** | **8,331.00** |
| 64000 Payroll Expenses | |
| 64051 Salaries & Wages - Amilcar | 4,387.50 |
| 64052 Salaries & Wages - Maddie | 45,833.26 |
| 64054 Salaries & Wages - Estefanie | 10,045.10 |
| 64200 Contractors | 1,700.00 |
| 64400 Guaranteed Payments- Caroline | 5,000.00 |
| **Total 64000 Payroll Expenses** | **66,965.86** |
| 65000 Rent & Utilities | |
| 65050 Rent & Lease | 61,809.89 |
| 65150 Repairs & Maintenance | 67.07 |
| **Total 65000 Rent & Utilities** | **61,876.96** |
| 66000 Other G&A | |
| 66100 Bank Charges & Fees | 130.98 |
| 66150 Insurance | 575.00 |
| 66200 Office Supplies & Expense | 4,480.20 |

# CUP O CO LLC

## Profit and Loss

### January - December 2023

|  | TOTAL |
|---|---|
| 66400 Travel | 1,190.17 |
| 66410 Travel - Airlines | 307.97 |
| 66430 Travel - Ground Transportation | 1,187.42 |
| 66440 Travel - Parking | 77.35 |
| 66450 Travel Meals (50% Deductible) | 2,001.97 |
| **Total 66400 Travel** | **4,764.88** |
| **Total 66000 Other G&A** | **9,951.06** |
| **Total Expenses** | **$187,659.20** |
| NET OPERATING INCOME | **$ -123,677.01** |
| Other Income |  |
| 70000 Other Income | 2,023.38 |
| 71000 Other Income Sublet Income | 1,912.70 |
| **Total Other Income** | **$3,936.08** |
| Other Expenses |  |
| 80000 Interest & Financing Expense | 8,131.44 |
| 80200 Ask Accountant | 0.00 |
| 81000 Taxes | -1,700.00 |
| 81050 Sales Tax Uncollected | 522.31 |
| 81100 State Income & Franchise Tax Expense | 4,283.00 |
| **Total 81000 Taxes** | **3,105.31** |
| 82000 Depreciation Expense | 2,530.00 |
| **Total Other Expenses** | **$13,766.75** |
| NET OTHER INCOME | **$ -9,830.67** |
| NET INCOME | **$ -133,507.68** |

# CUP O CO LLC

## Statement of Cash Flows
### January - December 2024

| | TOTAL |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | -215,708.61 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| 11000 Accounts Receivable (A/R) | 513.29 |
| 13000 Inventory Asset | 0.00 |
| 13100 Inventory Asset:Product - KIF/Shack | 1,130.17 |
| 13102 Inventory Asset:Product - BTR | -42.76 |
| 13200 Inventory Asset:Packaging | 1,977.20 |
| 13300 Inventory Asset:Direct Labor | -3,328.80 |
| 14050 Prepaid Expenses:Prepaid Expense - Security Deposits | -240.00 |
| 14060 Prepaid Expenses:Prepaid Expense - Legal & Professional | 0.00 |
| 20000 Accounts Payable (A/P) | 1,831.33 |
| 21000 Capital One Credit Card (5548) | -414.64 |
| 21550 Employee benefits payable | 0.00 |
| 22000 Sales Tax Payable | 0.00 |
| 22050 Sales Tax Payable:Sales Tax Payable - CA | -29.22 |
| Out Of Scope Agency Payable | 0.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **1,396.57** |
| **Net cash provided by operating activities** | **$ -214,312.04** |
| **INVESTING ACTIVITIES** | |
| 15100 Fixed Assets:Office Furniture & Fixtures | -617.54 |
| 15110 Fixed Assets:Office Furniture & Fixtures - Shack | -489.46 |
| 15200 Fixed Assets:Equipments | -8,230.90 |
| 15210 Fixed Assets:Equipments - Shack | -805.26 |
| 15900 Fixed Assets:Accumulated Depreciation | 3,084.83 |
| **Net cash provided by investing activities** | **$ -7,058.33** |
| **FINANCING ACTIVITIES** | |
| 28100 Notes Payable- BFHC | 0.00 |
| 28200 Note Payable - Brown Cow | 0.00 |
| 30000 Opening Balance Equity | 778.50 |
| 30100 Member's Equity - Caroline | 182,610.00 |
| 31000 Member's Draw - Caroline | 1,600.00 |
| 32001 SAFE Notes Outstanding:SAFE - Brown Cow | 160,000.00 |
| 39000 Retained Earnings | 65.67 |
| **Net cash provided by financing activities** | **$345,054.17** |
| **NET CASH INCREASE FOR PERIOD** | **$123,683.80** |
| Cash at beginning of period | 4,936.39 |
| **CASH AT END OF PERIOD** | **$128,620.19** |

# CUP O CO LLC

## Statement of Cash Flows

### January - December 2023

| | TOTAL |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | -133,507.68 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| 11000 Accounts Receivable (A/R) | -5,708.45 |
| 13000 Inventory Asset | -14,110.86 |
| 13100 Inventory Asset:Product - KIF/Shack | -4,871.53 |
| 13200 Inventory Asset:Packaging | -3,981.50 |
| 13300 Inventory Asset:Direct Labor | -902.50 |
| 13500 Consigned Inventory | -4,435.20 |
| 14050 Prepaid Expenses:Prepaid Expense - Security Deposits | -2,891.28 |
| 20000 Accounts Payable (A/P) | -114.00 |
| 21000 Capital One Credit Card (5548) | 8,701.85 |
| 22050 Sales Tax Payable:Sales Tax Payable - CA | 0.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-28,313.47** |
| **Net cash provided by operating activities** | **$ -161,821.15** |
| **INVESTING ACTIVITIES** | |
| 17000 Brokerage Account - Mariner Advisors (7565) | 12,779.91 |
| 15100 Fixed Assets:Office Furniture & Fixtures | 0.00 |
| 15200 Fixed Assets:Equipments | -6,632.47 |
| 15300 Fixed Assets:Small Tools and Equipment | -1,810.52 |
| 15900 Fixed Assets:Accumulated Depreciation | 2,530.00 |
| **Net cash provided by investing activities** | **$6,866.92** |
| **FINANCING ACTIVITIES** | |
| 28100 Notes Payable- BFHC | -137,372.26 |
| 28200 Note Payable - Brown Cow | -75,000.00 |
| 30100 Member's Equity - Caroline | 222,055.00 |
| 31000 Member's Draw - Caroline | -17,695.29 |
| 32001 SAFE Notes Outstanding:SAFE - Brown Cow | 140,000.00 |
| 39000 Retained Earnings | 15,123.26 |
| **Net cash provided by financing activities** | **$147,110.71** |
| **NET CASH INCREASE FOR PERIOD** | **$ -7,843.52** |
| Cash at beginning of period | 12,779.91 |
| **CASH AT END OF PERIOD** | **$4,936.39** |

# Cup o' Co LLC
## Statement of Changes in Equity

| Accounts | 2024 Amount ($) | 2023 Amount ($) |
| --- | --- | --- |
| Opening Balance Equity | 778.50 | 0.00 |
| Member's Equity – Caroline | 436,826.22 | 254,216.22 |
| Member's Draw – Caroline | (16,095.29) | (17,695.29) |
| SAFE Notes – Brown Cow | 300,000.00 | 140,000.00 |
| Retained Earnings | (327,388.40) | (193,946.39) |
| Net Income (Loss) | (215,708.61) | (133,507.68) |
| **Total Equity** | **178,412.42** | **49,066.86** |

Cup o' Co LLC
Notes to the Financial Statements
**For the fiscal year ended December 31, 2023 and 2024**
$USD

## 1. ORGANIZATION AND PURPOSE

Cup o' Co LLC (the "Company") is a company organized in 2019 under the laws of Delaware.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

### a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

### b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

### e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### 3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

### 4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.